UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
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SEC FILE NUMBER
1-6615

CUSIP NUMBER
868168105

Commission File Number 1-6615

(Check one):                      [ X]  Form 10-K   [  ]  Form 20-F    [  ]  Form 11-K   [ ]   Form 10-Q
[  ] Form 10-D  [  ]  Form N-SAR    [  ]  Form N-CSR

For period ended:  December 26, 2010

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Superior Industries International, Inc.
________________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________________
Former Name if Applicable

7800 Woodley Avenue
________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Van Nuys, CA 91406
__________________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Superior Industries International, Inc. (the “Company”) has been working diligently to complete all of the required information for its Annual Report on Form 10-K for the fiscal year ended December 26, 2010, (the “Form 10-K”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-K on or before March 11, 2011, due to unanticipated delays experienced in the preparation of the Form 10-K.   These delays were primarily a result of performing additional analyses and reviews of the Company's international deferred taxes, the balance sheet classifications of certain short-term fixed deposits and the completion of management's assessment of the effectiveness of the Company's internal control over financial reporting.

The Company expects that it will be able to complete the work described above in time for the Company to file its Form 10-K for the fiscal year ended December 26, 2010 within the fifteen-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kerry A. Shiba           818          902-2700
________________________________________________________________________________________
(Name)                 (Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

Net sales are expected to increase 72 percent to $719.5 million for the year ended December 26, 2010 when compared to the comparable periods in the prior year, primarily as a result of the significant recovery experienced in the North American automobile industry and the resulting increase in unit shipments caused by increased customer demand for our products.

It is expected that gross profit will increase to $89.2 million, or 12 percent of net sales, for the year ended December 26, 2010 when compared to the comparable periods in the prior year, primarily due to the increased net sales and higher plant utilization rates resulting from increased customer demand, as well as the absence of certain severance and plant shut-down costs that were included in the prior year.

Selling, general and administrative expenses are expected to be higher by $5.6 million for the year ended December 26, 2010 when compared to the comparable periods in the prior year.  This increase is primarily as a result of increases in expenses related to incentive bonus expense, which is based on a percentage of income, costs of our new enterprise resource planning system and the provision for doubtful accounts.

Operating income is expected to increase to $59.8 million for the year ended December 26, 2010 when compared to the comparable periods in the prior year, primarily as a result of the increased net sales and increased gross profit, as described above, and the elimination of certain plant closure and related costs and impairment charges that were included in the prior year periods.

Net income is expected to be $51.6 million and diluted earnings per share is expected to be $1.93 per diluted share for the year ended December 26, 2010.

The results of operations discussed above are estimates and are subject to revision until the Company completes its preparation and review of the financial statements and related disclosures that need to be included in the Form 10−K.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 14, 2011	By:	/s/ Kerry A. Shiba
Kerry A. Shiba
Senior Vice President and Chief Financial Officer

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